

WISE

ChildWise International, LLC Small Business Bond™

Bond Terms:

Bond Yield: 8%

Target Raise Amount: $100,000

Offering End Date: March 16, 2021

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: ChildWise International, LLC

Founded: 2017

Address: 333 S Wabash Ave, Suite 2700, Chicago, IL 60604

Industry: Educational Services

Employees: 13

Website: https://www.childwiseintl.com/

Use of Funds Allocation:

ChildWise will be using the raised funds for content marketing in the Chinese American community in the U.S. to target the half million potential students who want to study the CDA®. The funds will also allow the company to hire more customer service associates and teaching assistants, who will be implementing the program in the Chinese American community. Having proven the product-market fit, ChildWise is eager to continue its promising growth and capture the market.

• (40%) $40,000- Content marketing
• (60%) $60,000- Customer service and teaching assistant hires

SMB x

Business Metrics:

	Most recent fiscal year-end: 2019	Prior fiscal year-end: 2018
Total Assets	$ 23,799	$ 24,476
Cash & Cash Equivalents	$ 8,305	$ 5,176
Accounts Receivable	$ 0	$ 0
Short-term Debt	$ 70,629	$ 7,064
Long-term Debt	$ 0	$ 0
Revenues / Sales	$ 96,000	$ 30,980
Cost of Goods Sold	$ 66,675	$ 1,938
Taxes & Licenses	$ 0	$ 0
Net Income	$ -25,642	$ -6,036
Gross Margins	31 %	94%

Recognition:

2017
· Authorized as the exclusive partner to launch a CDA® training pilot program in China.
2018
· Invited for the third time to the Early Education Leadership Annual Conference and formed a long term strategic partnership with the CDA Council, while beginning to develop the ChildWise CDA Credential training program.
2019
· Showcased in the 10th Mother, Baby, Child (MBC) Summit, and received the award for "the Loving Education Organization".
2020
· Completed the CDA 120 Hours Online Bilingual Training Program, and it was officially approved by the CDA Council after 3 years of development
· Awarded with "2020's Most Influential Global Brand in Scientific Childcare" in the Global 0-3 Educator Conference.
· Became the only official partner of the University of Pennsylvania Graduate School of Education PLN in China.

About:

Dedicated to building a high-quality early childhood education (ECE) program for teachers, families, and caretakers around the world, ChildWise International has worked diligently to provide training and consulting solutions for early childhood educators and institutions in North America, Asia, and Europe. ChildWise has developed a bilingual (English and Mandarin Chinese) Child Development Associate Credential® (CDA®) training program in line with the most up-to-date early childhood education practices.

The CDA® is the most widely recognized credential in early childhood education. Although well-established in the U.S., many countries around the world still lack a proper training system, such as the CDA®. ChildWise's training products seek to fill demand for certification, both in the U.S. and China. ChildWise is the first and only education company that provides CDA® online training in both Chinese and English. The course has students across North America, Asia, and Europe, and ChildWise recently partnered with the Graduate School of Education at the University of Pennsylvania to offer it as a credit course in their Penn Literacy Network.

In 2017, ChildWise was authorized as the exclusive partner to launch a CDA® training pilot program in China. After the successful completion of the pilot program in 2018, ChildWise became the only official training partner of the CDA® Council to provide training in Greater China. ChildWise, has provided CDA® training to hundreds of ECE educators and helped them to receive their CDA® Credential.